September 17, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention: Valeria Franks and Rufus Decker

Re:     L.B. Foster Company
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Response dated August 27, 2024
File No. 000-10436

Ladies and Gentlemen:

Set forth below is the response of L.B. Foster Company (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 4, 2024, with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024. For your convenience, we have restated the Staff’s comments from the September 4, 2024 letter below in their entirety in bold font, followed by the corresponding responses from the Company.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Financial Statements
Condensed Consolidated Statements of Operations, page 4

1.We read your response to prior comment 1. Please confirm you stopped using equity method accounting for the joint venture after you sold 100% of your equity interest in it in August 2018. Per page 44 of your 2018 Form 10-K, after you sold your equity method investment, you agreed to a lease extension for the Magnolia, TX property through 2020. At the end of the lease term, tell us the specific asset category to which this asset was reclassified (or would have been reclassified, if your net investment in the lease happened to be zero), the applicable GAAP literature (e.g., ASC 360) and how you applied it. Refer to ASC 842-30-25-5. Furthermore, tell us specifically why this asset was not a long-lived asset, if true, and explain in greater detail why ASC 610-20-45-1 and ASC 360-10-45-5 did not apply.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff of the following:

1.The Company confirms that we stopped using equity method accounting for the joint venture after we sold 100% of our equity interest in August 2018.

2.The lease for the land and building in Magnolia, Texas (the “facility”) to the joint venture commenced in 2010 and was accounted for as a direct financing lease under ASC 840-30. A lease extension occurred in August 2018, followed by another extension in June 2020. The lease was ultimately terminated in December 2020. At the end of the lease, the Company did not evaluate the balance sheet classification of the facility because the facility had no recognized net book value at the end of the lease. During the period between the end of the lease term and March 2024 (the date the facility was sold), the Company did not occupy the facility, nor did it utilize it in its operations. After preparing the facility for sale, the Company engaged a real estate firm to sell the facility in May 2023. The Company received Board approval to sell the facility in November 2023 and consummated the facility sale in March 2024.

The Company acknowledges that the facility would have been considered a long-lived asset if there was a book value at the end of the lease term. While the facility was never used in its operations, the Company considered ASC 360, which provides standards for recognizing and measuring impairments of long-lived assets held and used in operations, in addition to those to be disposed of by sale or other than by sale. Specifically, the Company noted that ASC 360-10-35-47 states a long-lived asset to be abandoned is considered disposed of when it ceases to be used. While the Company never committed to a plan to abandon the facility, the facility was, by default, idle property commencing with the end of lease term in December 2020 until it was sold in March 2024.

3.The Company respectfully advises the staff that it applied the guidance in ASC 360-10-45-5 in the presentation of the gain on the sale of the facility in its consolidated statement of operations. The Company notes that the guidance requires a gain or loss recognized on the sale of a long-lived asset that is not reported in discontinued operations to be included in “income from continuing operations before income taxes” in the consolidated statement of operations. The Company has included the $3.477 million gain on the sale of the facility in its reported income before income taxes as required by ASC 360-10-45-5. The Company acknowledges that ASC 360-10-45-5 also states “If a subtotal such as income from operations is presented, it shall include the amounts of those gains and losses.” However, the Company believed that treatment of this gain was most appropriate to be presented within “Other (income) expense – net” given that the facility was built for the sole purpose of the direct financing lease to the joint venture, was not occupied or utilized by the Company in its operating activities and represented leasing activities which are not central to the Company’s business. Furthermore, the income and expense related to the facility and the related lease had been historically excluded from operating income. Given this fact pattern and considering SEC Regulation S-X 5.03 (b)(7), the Company concluded that the gain related to the sale of the facility is most appropriately classified in “Other (income) expense – Net.”

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at 412-928-3450.

Sincerely,

/s/ William M. Thalman

William M. Thalman
Executive Vice President and Chief Financial Officer